UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)1

BlowOut Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

095224101
(CUSIP Number)

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095224101                                  13G


1        NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bill LeVine


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)[    ]
                                        (b)[    ]
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

         NUMBER OF          5     SOLE VOTING POWER
         SHARES                   173,447
         BENEFICIALLY
         OWNED BY           6     SHARED VOTING POWER
         EACH                     None
         REPORTING
         PERSON             7     SOLE DISPOSITIVE POWER
         WITH                     173,447

                            8     SHARED DISPOSITIVE POWER
                                  None

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         173,447

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.1%

12       TYPE OF REPORTING PERSON*
         IN

CUSIP No. 095224101                                  13G

Item 1.  (a) Name of Issuer
                  BlowOut Entertainment, Inc.

         (b) Address of Issuer's Principal Executive Offices
                  7700 NE Ambassador Place, One Airport Center, 2ndFloor, Portland, Oregon 97220

Item 2.  (a) Name of Person Filing
                  Bill LeVine

         (b) Address of Principal Business Office or, if none,
             Residence
                  10850 Wilshire Boulevard, Suite 800, Los Angeles, California 90024

         (c) Citizenship
                  United States

         (d) Title of Class of Securities
                  Common Stock, par value $.01 per share

         (e) CUSIP Number
                  095224 10 1

Item 3.  If this statement is filed pursuant to Rule
         13d-l(b), or 13d-2(b), check whether the person filing is a:

         (a) [   ] Broker or Dealer registered under Section 15 of
                   the Act
         (b) [   ] Bank as defined in section 3(a)(6) of the Act
         (c) [   ] Insurance Company as defined in section 3(a)(19)
                   of the act
         (d) [   ] Investment Company registered under section 8
                   of the Investment Company Act
         (e) [   ] Investment Adviser registered under section 203
                   of the Investment Advisers Act of 1940
         (f) [   ] Employee Benefit Plan, Pension Fund which is
                   subject to the provisions of the Employee
                   Retirement Income Security Act of 1974 or
                   Endowment Fund; see 240.13d-l(b)(l)(ii)(F)
         (g) [   ] Parent Holding Company' in accordance with
                   240.13d-l(b)(ii)(G) (Note: See Item 7)
         (h) [   ] Group, in accordance with
                   240.13d-l(b)(l)(ii)(H)

Item 4.  Ownership.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a) Amount Beneficially Owned
                   173,447 shares

CUSIP No. 095224101                                  13G
         (b) Percent of Class
                   7.1%
         (c) Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote
                           173,447
                   (ii)    shared power to vote or to direct the vote
                           None
                   (iii)   sole power to dispose or to direct the
                           disposition of
                           173,447
                   (iv)    shared power to dispose or direct the
                           disposition of
                           None

Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person
         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company
         Not applicable.

Item 8.  Identification and Classification of Members of the Group
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10. Certification
         Not applicable.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sept 11, 1997


/s/ Bill LeVine
Bill LeVine